November 18, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Robert Arzonetti

Re: Red River Bancshares, Inc.
Registration Statement on Form S-3
Filed November 8, 2024
File No. 333-283084
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission accelerate the effective date of the above referenced Registration Statement on Form S-3 (File No. 333-283084) (the “Registration Statement”) so that it will become effective at 4:00 p.m., Eastern Time, on November 20, 2024 or as soon thereafter as may be practicable.

Please contact Clint Smith of Jones Walker LLP at (504) 582-8429, counsel to the Registrant, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

Red River Bancshares, Inc.

/s/ Julia E. Callis
By: Julia E. Callis
Title: Senior Vice President, General Counsel, and Corporate Secretary

cc: Clint Smith, Jones Walker LLP